Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
October 28, 2009	TSX:BAJ
OTCQX:BAJFF

PRESS RELEASE

BAJA MINING PROVIDES PROJECT UPDATE

VANCOUVER, B.C. — Baja Mining Corp. is pleased to provide shareholders with an update on the Company and its Boleo Project in Baja California Sur, Mexico.

Boleo contains a large copper deposit with significant quantities of cobalt, zinc and manganese. The mine plan envisages a long-life, low-cost operation in a mining-friendly jurisdiction.

Capital Cost and Construction Financing

In April 2009, the Company appointed ICA Fluor, a joint venture between U.S.-based Fluor Corporation and Empresas ICA of Mexico, to perform the engineering, procurement and construction management (EPCM) for Boleo. ICA Fluor began work on Phase I of the EPCM contract in May 2009 by developing an open book capital cost estimate and project construction schedule. The capital cost estimate was expected to be completed by the end of the third quarter of 2009.

“Although slightly delayed, the further investment of time in this review is both necessary and value-adding. I want to assure shareholders that Baja and ICA Fluor have been working hard, including conducting further detailed engineering, to complete the review as soon as possible. It is being done with a thoroughness that will ensure its accuracy and value,”  says John Greenslade, President and CEO of Baja.

“The capital cost estimate, expected to be released shortly after a final review by the Company, will form the basis for how project financing is structured and negotiated,” he says.

ICA Fluor will continue to advance detailed engineering to ensure the accuracy of costs associated with the estimate and to facilitate construction of the mine site and process plant next year.

Also, Baja has been working with its financial advisor, Endeavour Financial International Corporation, to implement an optimum financing package for construction of Boleo. The Company has had significant interest from senior lenders and development agencies.

“A number of key interested parties have visited the Boleo mine site and are continuing their due diligence. They will require time to review the updated capital cost estimate once it is finalized,” says Mr. Greenslade.

Mr. Greenslade also commented that “We are working diligently on this process and anticipate we will be able to announce details of our progress in the near future.”

Mobilization of Equipment

The steam turbine for an electricity co-generation facility to be installed at Boleo has been mobilized from Siemens’ manufacturing plant in the Czech Republic to its European point of departure in Antwerp, Belgium. The steam turbine will depart for its holding destination, Houston, Texas, in November 2009. It will be moved to site once construction on the process plant begins. The co-generation facility harnesses the energy, generated within the sulphuric acid manufacturing process, to drive a steam turbine that will provide the majority of the power required for operations at Boleo. Pictures of the Boleo steam turbine can be found at http://www.bajamining.com/boleo/pictures/.

The Company expects further preliminary mobilization of equipment to commence later in the year. Construction is expected to re-commence in the first half of 2010, upon completion of construction financing.

Other Activities at Boleo

To date in 2009, Baja also:

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Completed 75% of the Phase 1 1,000-worker construction camp on site.

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Installed a desalinization plant to service the construction camp.

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Moved initial complements of materials and equipment to site.

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Maintained site security and services with all equipment and buildings in working order.

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Conducted geotechnical drilling for placement of a tailings dam.

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Investigated sourcing of raw material supplies including sulphur.

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Continued work on reducing the technical risk at Boleo.

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Upheld its commitments on long lead-time equipment.

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Continued its recruitment of key individuals at site.

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Opened an office in the nearby town of Santa Rosalia to facilitate good community relations and efficient project development.

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Advanced work to enable a decision to initiate manganese production once mining has commenced and the plant is up and running.

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Advanced corporate infrastructure, controls and management information systems.

Community Relief Efforts

In August this year, the Baja Peninsula was struck by Hurricane Jimena. The town of Santa Rosalia required assistance in recovering from damage caused by flooding. The Company has aided in the clean up of the town, provided potable water, food and medical supplies. There was no significant damage to the Boleo Project site.

Management Recognition

Dr. David Dreisinger, Baja’s Vice President — Metallurgy, has been elected as a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). Dr. Dreisinger is an internationally renowned expert in hydrometallurgy, a long-time professor at the University of British Columbia and holds the Industrial Research Chair in Hydrometallurgy at the university. He has been involved with Baja since the 1990s and has been instrumental in developing the process flow sheet for Boleo. He is now supporting the efforts of Baja’s resident manganese expert, Dr. Thomas Glück, in developing manganese production at Boleo.

Baja Mining is a Vancouver-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2012. A 2007 definitive feasibility study projected an average annual production for the first four years of 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Anticipated cash costs in the first five years are US$0.27 per pound of copper, net of by-product credits for cobalt and zinc, and with no credit for manganese.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s, expected timing of project commissioning, expected greater access to capital investment markets, anticipated cash costs in the first five years and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.